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3-23-2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 7 2004

SEC FILE NUMBER
8- 41494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2003___ AND ENDING ___12/31/2003___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
  GRF Capital Investors, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___5727 South Lewis Avenue, Suite 125___
                          (No. and Street)

___Tulsa, Oklahoma   74105-7142___
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  ___Gary R. Fishel___   ___918-744-1333___
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Evanson & Associates, Inc.___
                    (Name – if individual, state last, first, middle name)

___320 South Boston, Suite 801, Tulsa, Oklahoma 74103___
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

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3-23-2004

OATH OR AFFIRMATION

I, __Gary R. Fishel__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __GRF Capital Investors, Inc.__ , as of __December 31__ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public Oklahoma
OFFICIAL SEAL
NANCY J. WINCHELL
Tulsa County
Commission Expires 8/28/2005

Signature

#01014382
State of: Oklahoma
County of: Tulsa

Notary Public

Gary R. Fishel, President
Title

Subscribed & sworn before me, this 26th day of February, 2003.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRF CAPITAL INVESTORS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2003 AND 2002

TOGETHER WITH INDEPENDENT AUDITORS' REPORT

EVANSON AND ASSOCIATES, P.C.

INDEPENDENT AUDITORS' REPORT

Sole Director and Stockholders
GRF Capital Investors, Inc.

We have audited the accompanying statements of financial condition of GRF Capital Investors, Inc. (an Oklahoma corporation) as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GRF Capital Investors, Inc. at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Evanson and Associates, P.C.

Tulsa, Oklahoma
February 16, 2004

GRF CAPITAL INVESTORS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Cash and cash equivalents	$ 6,977	$ 1,709
Deposit with clearing broker	25,000	25,000
Receivable from clearing broker	6,313	5,041
Other accounts receivable	32,417	19,112
Securities owned - not readily marketable	10,050	20,100
Office equipment, furniture and leasehold improvements, at cost, less accumulated depreciation and amortization of $56,098 and $55,221 in 2003 and 2002, respectively	7,536	9,273
Other assets	6,117	5,873
	$ 94,410	$ 86,108
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued liabilities	$ 13,238	$ 9,630
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value, 5,000,000 shares authorized, 530,800 issued and outstanding	5,308	5,308
Additional paid-in capital	408,692	408,692
Accumulated deficit	(332,828)	(337,522)
Total stockholders' equity	81,172	76,478
	$ 94,410	$ 86,108

See accompanying notes and supplementary information.

GRF CAPITAL INVESTORS, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES:		
Commissions	$ 174,461	$ 200,183
Investment losses	-	(2,305)
Other revenues	25,780	11,462
Investment loss on securities owned	(10,050)	-
	190,191	209,340
EXPENSES:		
Employee related costs	62,324	103,083
Clearing	36,249	40,001
Communications	18,334	34,552
Office and equipment rental	52,067	51,115
Other operating	16,523	23,612
	185,497	252,363
NET INCOME (LOSS)	$ 4,694	$ (43,023)

See accompanying notes and supplementary information.

GRF CAPITAL INVESTORS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Treasury Stock		Total
	Shares	Amount			Shares	Amount	
BALANCE, December 31, 2001	530,800	$ 5,308	$ 408,692	$ (294,499)	8,000	$(10,000)	$ 109,501
NET LOSS	-	-	-	(43,023)	-	-	(43,023)
STOCK ISSUED	-	-	-	-	(8,000)	10,000	10,000
BALANCE, December 31, 2002	530,800	5,308	408,692	(337,522)	-	-	76,478
NET INCOME	-	-	-	4,694	-	-	4,694
BALANCE, December 31, 2003	530,800	$ 5,308	$ 408,692	$ (332,828)	-	$ -	$ 81,172

See accompanying notes and supplementary information.

GRF CAPITAL INVESTORS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 4,694	$ (43,023)
Adjustments to reconcile net income to net cash provided by (used in) operating activities -		
Depreciation and amortization	1,737	4,431
Investment loss on securities owned	10,050	
(Increase) decrease in receivables	(14,577)	2,460
Decrease in securities owned	-	6,500
(Increase) decrease in other assets	(244)	299
Increase in accounts payable and accrued liabilities	3,608	1,539
Net cash provided (used) in operating activities	5,268	(27,794)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stock issued out of treasury	-	10,000
Net cash provided by financing activities	-	10,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,268	(17,794)
CASH AND CASH EQUIVALENTS, Beginning of year	1,709	19,503
CASH AND CASH EQUIVALENTS, End of year	$ 6,977	$ 1,709

See accompanying notes and supplementary information.

1. ORGANIZATION AND BUSINESS

GRF Capital Investors, Inc., (the "Company") was incorporated in June 1989 and is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer pursuant to Section 15c3-3(K)(2)(ii) of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation and executes transactions on a fully disclosed basis through a clearing broker.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Revenues

The Company records customer securities transactions and the related commission revenues and expenses on a settlement date basis, which is not materially different than if transactions had been recorded on a trade date basis. Commission revenues are recorded for tax reporting purposes using the trade date.

Possession or Control Requirement

There were no material inadequacies found to exist in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(K)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities.

Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those amounts.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and investments in money market funds, which are readily convertible into cash.

Securities Owned

Securities owned, which are not readily marketable, are recorded at the lower of cost or net realizable value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Office Equipment, Furniture and Leasehold Improvements

Office equipment and furniture is depreciated using the straight-line method over its estimated useful life, which ranges from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the term of the lease, which is five years. Depreciation and amortization expense for the years ended December 31, 2003 and 2002 of $1,737 and $4,431, respectively, is reflected in other operating expenses in the accompanying statements of operations.

3. RELATED PARTY TRANSACTIONS

Certain stockholder brokers of the Company maintain accounts with the Company that generated approximately $1,300 and $1,000 of commission revenues during 2003 and 2002, respectively. Commissions paid to the stockholder brokers on these transactions were at rates comparable to those paid to non-stockholder brokers of the Company.

An officer - stockholder of the Company owns an interest in a Limited Liability Company which accounted for approximately 7% and 15% of the commission revenue of the Company for the years ended December 31, 2003 and 2002, respectively.

4. INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates. Significant components of the Company's net deferred tax asset at December 31, 2003 and 2002 are as follows:

	2003	2002
Net operating loss carryforward	$ 113,700	$ 119,300
Difference in tax and book depreciation	(1,800)	(1,900)
Difference in commissions due to trade dates and settlement dates	(100)	(100)
Deferred tax asset before valuation allowance	111,800	117,300
Less - Valuation allowance	111,800	117,300
Net deferred tax asset	$ -	$ -

4. INCOME TAXES - Continued

The Company has carryforwards of net operating losses available for income tax reporting purposes of approximately $290,000, which can be used to reduce future taxable income. The net operating loss carryforwards will begin to expire in 2007 if not utilized prior to that time

5. COMMITMENTS AND CONTINGENCIES

The Company entered into a lease agreement for office space effective April 2000. The lease term is for five years and expires in April 2005. Total rental expense paid under this lease agreement in 2003 was $51,623. The minimum annual rentals under this lease agreement until expiration are as follows:

Year Ended December 31,	Amount
2004	$ 51,700
2005	12,900

In the normal course of business, the clearing broker extends credit to customers introduced to it by the Company. The Company is contingently liable for any customer account deficits with the clearing broker that the customer does not satisfy. The clearing broker and the Company seek to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker and the Company monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. The clearing broker and the Company also seek to control counterparty credit risk through the use of credit approvals, credit limits and collateral requirements.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2003, the Company had net capital of $25,045, which was $20,045 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.53 to 1.

7. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the years ended December 31, 2003 and 2002, there were no liabilities subordinated to the claims of general creditors. Accordingly, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been included in these financial statements.

8. SECURITIES OWNED

The Company acquired warrants to purchase NASDAQ stock during the year ended December 31, 2000 for a total purchase price of $20,100. The warrants allow the Company to purchase up to 6,000 shares of NASDAQ stock and are exercisable beginning in June 2002 through June 2005 with a final expiration of June 2006. The warrants are exercisable at prices ranging from $13 to $16 per share. Because of a limited market in the stock and a portion of the warrants have expired or will expire shortly, the Company has recognized an impairment in value and reduced the estimated value of the warrants by recording an investment loss of $10,050 during the year ended December 31, 2003.

GRF CAPITAL INVESTORS, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

AS OF DECEMBER 31, 2003

NET CAPITAL:		
Total stockholders' equity		$ 81,172
Less nonallowable assets -		
Other accounts receivable (net)	$ 32,417	
Office equipment (net)	7,536	
Other assets	16,167	
Other	7	56,127
Tentative net capital		25,045
Haircut on securities		
Net capital		25,045
Minimum net capital requirement		5,000
Net capital in excess of minimum requirement		$ 20,045
AGGREGATE INDEBTEDNESS:		
Total liabilities		$ 13,238
Less nonaggregate indebtedness		-
Total aggregate indebtedness		$ 13,238
Total aggregate indebtedness to net capital		0.53 to 1

See accompanying notes.

GRF CAPITAL INVESTORS, INC.

RECONCILIATION OF THE COMPUTATION OF
NET CAPITAL UNDER RULE 15c3-1

AS OF DECEMBER 31, 2003

Net capital per FOCUS IIA (unaudited), December 31, 2003	$ 25,045
Net adjustments	-
Net capital per accompanying Schedule I	$ 25,045

See accompanying notes.

EVANSON AND ASSOCIATES, P.C.

Mr. Gary Fishel
GRF Capital Investors, Inc.
5727 South Lewis, Suite 125
Tulsa, Oklahoma   74137

Dear Mr. Fishel:

In connection with our audit of the financial statements of GRF Capital Investors, Inc. as of December 31, 2003 and for the year then ended, we determined that there was no material difference between the calculation of net capital reflected on Schedule I to the financial statements and the calculation of net capital reflected on Form X-17A-5, Part IIA. In addition, as of December 31, 2003, there were no liabilities subordinated to the claims of general creditors.

Evanson and Associates, P.C.

Tulsa, Oklahoma
February 16, 2004

EVANSON AND ASSOCIATES, P.C.

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Sole Director and Stockholders
GRF Capital Investors, Inc.

In planning and performing our audit of the financial statements of GRF Capital Investors, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Evanson and Associates, P.C.

Tulsa, Oklahoma
February 16, 2004